UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT (DATE OF EARLIEST EVENT REPORTED): JANUARY 13, 2009

RATHGIBSON, INC.
(Exact name of registrant as specified in its charter)

Delaware	333-134875	22-3683283
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

475 Half Day Road, Suite 210, Lincolnshire, Illinois	60069
(Address of principal executive offices)	(Zip Code)

(847) 276-2100
(Registrant's telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 13, 2009, RathGibson, Inc. (the “Company”) filed a Current Report on Form 8-K to disclose under Items 5.02 and 8.01 that the Company appointed Michael G. Schwartz as Chief Executive Officer and director. As of that date, the Company and Mr. Schwartz had not finalized the terms of Mr. Schwartz’s amended employment agreement. On April 7, 2009, the Company and Mr. Schwartz completed negotiations and entered in into an Amended and Restated Employment Agreement, effective January 26, 2009.

Under the terms of the Amended and Restated Employment Agreement, Mr. Schwartz base salary was increased to $400,000 from $375,000. Mr. Schwartz will be entitled to receive one additional week of paid vacation (four weeks in total) during each fiscal year of the Company.

Upon a termination of Mr. Schwartz’s employment by the Company without “cause,” as defined in the Amended and Restated Employment Agreement, or a termination by Mr. Schwartz for “good reason,” as defined in the Amended and Restated Employment Agreement, Mr. Schwartz will be entitled to the following: his accrued but unpaid base salary and benefits to the date of termination; accrued and unpaid vacation if any, to the date of termination; continued base salary for 12 months after the date of termination, payable in monthly installments; a prorated performance-based cash incentive for the year of his termination; and continued medical and dental coverage for 12 months after the date of termination. In the event of a termination of Mr. Schwartz’s employment by the Company for “cause,” by Mr. Schwartz without “good reason,” or due to Mr. Schwartz’s death or disability, Mr. Schwartz would only be entitled to accrued but unpaid base salary and benefits to the date of the termination. In the event of a termination of Mr. Schwartz’s employment due to the Company’s election not to renew the term of his employment, Mr. Schwartz would be entitled to the following: his accrued but unpaid base salary and benefits to the date of termination; continued base salary for 12 months after the date of termination, payable in monthly installments; a prorated performance-based cash incentive for the year of his termination; and continued medical and dental coverage for 12 months after the date of termination.

Mr. Schwartz is also subject to certain nondisparagement, confidentiality, non-solicitation, no-hire and non-competition covenants pursuant to the employment agreement.

Mr. Schwartz was granted an additional 14,321 incentive units of RG Tube Holdings LLC, an indirect parent of the Company.

The foregoing description is qualified by the Amended and Restated Employment Agreement with Mr. Schwartz, a copy of which is filed as Exhibit 10.1 to this Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

The following exhibit is furnished herewith:

10.1*	Amended and Restated Employment Agreement, dated as of January 26, 2009, by and among RathGibson, Inc. and Michael G. Schwartz.

* Filed herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RATHGIBSON, INC.

/s/ Jon M. Smith
Jon M. Smith
Chief Financial Officer

Date: April 13, 2009